# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DISC MEDICINE, INC., CIK 0001816736
CUSIP: 254604101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 321 ARSENAL STREET, SUITE 101, WATERTOWN, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-167561
Filed by CIK 0001863769

## Reporting persons
- Frazier Life Sciences Public Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,026,489; sole dispositive power 0; shared dispositive power 1,026,489; aggregate amount beneficially owned 1,026,489 (3% of the class)
  Comment: The percentage listed in row 11 is calculated based on 34,634,295 shares of Common Stock outstanding on April 30, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
- FHMLSP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,026,489; sole dispositive power 0; shared dispositive power 1,026,489; aggregate amount beneficially owned 1,026,489 (3% of the class)
  Comment: The percentage listed in row 11 is calculated based on 34,634,295 shares of Common Stock outstanding on April 30, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
- FHMLSP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,026,489; sole dispositive power 0; shared dispositive power 1,026,489; aggregate amount beneficially owned 1,026,489 (3% of the class)
  Comment: The percentage listed in row 11 is calculated based on 34,634,295 shares of Common Stock outstanding on April 30, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
- Frazier Life Sciences Public Overage Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 300,643; sole dispositive power 0; shared dispositive power 300,643; aggregate amount beneficially owned 300,643 (0.9% of the class)
  Comment: The percentage listed in row 11 is calculated based on 34,634,295 shares of Common Stock outstanding on April 30, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
- FHMLSP Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 300,643; sole dispositive power 0; shared dispositive power 300,643; aggregate amount beneficially owned 300,643 (0.9% of the class)
  Comment: The percentage listed in row 11 is calculated based on 34,634,295 shares of Common Stock outstanding on April 30, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
- FHMLSP Overage, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 300,643; sole dispositive power 0; shared dispositive power 300,643; aggregate amount beneficially owned 300,643 (0.9% of the class)
  Comment: The percentage listed in row 11 is calculated based on 34,634,295 shares of Common Stock outstanding on April 30, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
- Frazier Life Sciences X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 63,218; sole dispositive power 0; shared dispositive power 63,218; aggregate amount beneficially owned 63,218 (0.2% of the class)
  Comment: The percentage listed in row 11 is calculated based on 34,634,295 shares of Common Stock outstanding on April 30, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
- FHMLS X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 63,218; sole dispositive power 0; shared dispositive power 63,218; aggregate amount beneficially owned 63,218 (0.2% of the class)
  Comment: The percentage listed in row 11 is calculated based on 34,634,295 shares of Common Stock outstanding on April 30, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
- FHMLS X, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 63,218; sole dispositive power 0; shared dispositive power 63,218; aggregate amount beneficially owned 63,218 (0.2% of the class)
  Comment: The percentage listed in row 11 is calculated based on 34,634,295 shares of Common Stock outstanding on April 30, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
- Frazier Life Sciences XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 264,484; sole dispositive power 0; shared dispositive power 264,484; aggregate amount beneficially owned 264,484 (0.8% of the class)
  Comment: The percentage listed in row 11 is calculated based on 34,634,295 shares of Common Stock outstanding on April 30, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
- FHMLS XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 264,484; sole dispositive power 0; shared dispositive power 264,484; aggregate amount beneficially owned 264,484 (0.8% of the class)
  Comment: The percentage listed in row 11 is calculated based on 34,634,295 shares of Common Stock outstanding on April 30, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
- FHMLS XI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 264,484; sole dispositive power 0; shared dispositive power 264,484; aggregate amount beneficially owned 264,484 (0.8% of the class)
  Comment: The percentage listed in row 11 is calculated based on 34,634,295 shares of Common Stock outstanding on April 30, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
- James N. Topper: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 63,218; sole dispositive power 0; shared dispositive power 63,218; aggregate amount beneficially owned 63,218 (0.2% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 63,218 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 11 is calculated based on 34,634,295 shares of Common Stock outstanding on April 30, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
- Patrick J. Heron: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 63,218; sole dispositive power 0; shared dispositive power 63,218; aggregate amount beneficially owned 63,218 (0.2% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 63,218 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 11 is calculated based on 34,634,295 shares of Common Stock outstanding on April 30, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
- Albert Cha: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James Brush: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Daniel Estes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: DISC MEDICINE, INC.
Address of issuer's principal executive offices: 321 ARSENAL STREET, SUITE 101, WATERTOWN, MA, 02472.

## Item 2. Person Filing
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences Public Overage Fund, L.P. ("FLSPOF")
FHMLSP Overage, L.P.
FHMLSP Overage, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron")
Albert Cha ("Cha")
James Brush ("Brush")
Daniel Estes ("Estes" and together with Topper, Heron, Cha and Brush, the "Members")
Address of principal business office or, if none, residence:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite B
Palo Alto, CA 94304
Citizenship: The information contained in row 4 of each Reporting Person's cover page to this Statement is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in row 9 of each Reporting Person's cover page to this Statement (including the footnotes thereto) is incorporated by reference.

FLSPF directly holds 1,026,489 shares of Common Stock. FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF, and this Statement corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

FLSPOF directly holds 300,643 shares of Common Stock. FHMLSP Overage, L.P. is the general partner of FLSPOF and the general partner of FHMLSP Overage, L.P. is FHMLSP Overage, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPOF, and this Statement corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

FLS X directly holds 63,218 shares of Common Stock. FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares of Common Stock held by FLS X.

FLS XI directly holds 264,484 shares of Common Stock. FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI, and this Statement corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

Except as specifically stated herein, the filing of this Statement shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement or a member of a "group" with any other person.
Percent of class: The information contained in row 11 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to vote or to direct the vote: The information contained in row 5 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to vote or to direct the vote: The information contained in row 6 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to dispose or to direct the disposition: The information contained in row 7 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to dispose or to direct the disposition: The information contained in row 8 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of June 25, 2024, incorporated by reference into this Statement.

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (08/14/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (08/14/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (08/14/2025)
- Frazier Life Sciences Public Overage Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P., GP of Frazier Life Sciences Public Overage Fund, L.P. (08/14/2025)
- FHMLSP Overage, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P. (08/14/2025)
- FHMLSP Overage, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C. (08/14/2025)
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (08/14/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (08/14/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (08/14/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (08/14/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (08/14/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (08/14/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/14/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/14/2025)
- Albert Cha: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Albert Cha, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/14/2025)
- James Brush: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James Brush, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/14/2025)
- Daniel Estes: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Daniel Estes, pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022 (08/14/2025)